UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-37361

Sina Corporation

(Registrant’s Name)

SINA Plaza, No. 8 Courtyard 10

West Xibeiwang E. Road

Haidian District, Beijing 100193

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1 - Press Release

99.2 - Agreement and Plan of Merger, dated September 28, 2020, by and among New Wave Holdings Limited, New Wave Mergersub Limited and Sina Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION

Date: September 28, 2020	By:	/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer